                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              EMPIRE RESORTS, INC.
                              --------------------

                                (Name Of Issuer)
                                ----------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   292052 10 7
                                   -----------
                      (CUSIP Number of Class of Securities)
                                ----------------

        AMERICAS TOWER PARTNERS                         JOSEPH E. BERNSTEIN
          77 East 77th Street                          6663 Casa Grande Way
           New York, NY 10021                         Delray Beach, FL 33446
             (212) 980-4649                               (561) 499-0764

                               RALPH J. BERNSTEIN
                           c/o Americas Tower Partners
                               77 East 77th Street
                               New York, NY 10021
                                 (212) 980-4649

                                    copies to
                              Raymond Y. Lin, Esq.
                                Latham & Watkins  LLP
                                885 Third Avenue
                               New York, NY 10021
                                 (212) 906-1200

(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                January 12, 2004
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  /  /

                         (Continued on following pages)
                              (Page 1 of 20 pages)

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 2 of 20 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Americas Tower Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,599,294
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,599,294
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,599,294 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.12%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 3 of 20 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Joseph E. Bernstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     Not applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    113,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,599,294
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                113,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,599,294
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,712,794 Shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.63%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 4 of 20 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Ralph J. Bernstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     Not applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    15,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,599,294
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                15,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,599,294
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     6,614,294 Shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30.18%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 5 of 20 Pages
---------------------                                     ----------------------

ITEM 1.     SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Empire Resorts, Inc., a Delaware corporation (the
"Issuer").  The  principal  executive  offices of the Issuer are  located at c/o
Monticello Raceway, Route 17B, Monticello, NY 12701.

ITEM 2.     IDENTITY AND BACKGROUND

     This Schedule 13D is being filed jointly by:

     (1)  Americas Tower Partners,  a general  partnership formed under the laws of New York ("ATP");

     (2)  Joseph E.  Bernstein,  an  individual  who is a citizen  of the United
          States of America; and

     (3)  Ralph J.  Bernstein,  an  individual  who is a citizen  of the  United
          States of America;

     (each of the  foregoing a  "Reporting  Person"  and,  collectively,  as the
     "Reporting  Persons").  Joseph  E.  Bernstein  and Ralph J.  Bernstein  are
     brothers.

     ATP has been involved in the  development  of three million  square feet of commercial  property in Manhattan,  including  Americas Tower, a 50-story office
building  on  Avenue  of  the  Americas  and  46th  Street,   serving  as  world
headquarters to  PriceWaterhouseCoopers  and US headquarters to Israel's largest bank, Bank Hapoalim.  ATP is presently developing AQUARIA  Entertainment City, a
$375 million  tourism project in Eilat,  Israel,  and the $100 million Mt. Arbel
Resort & Residence  Club,  with 36 holes of golf  designed by Robert Trent Jones
II, overlooking the Sea of Galilee.  The principal business address of ATP is 77
East 77th Street, New York, NY 10021.

     ATP has three general  partners,  Americas Tower Limited  Partners  Limited
Partnership,  a Connecticut limited partnership ("ATLPLP"), NYL Limited Partners
Limited  Partnership,  a  Connecticut  limited  partnership  ("NYLLP"),  and NYL
Development Corporation, a New York corporation ("NYLDC"). ATLPLP's sole general partner is NYLLP, and its three limited partners are Morad Tahbaz, Philip Carter and NYLDC.  NYLLP has two general  partners,  Joseph E.  Bernstein  and Ralph J.
Bernstein,  and one limited  partner,  J.B.  Trust.  NYLDC,  is 100% owned by NY
Holding Co., Inc., a Delaware corporation  ("NYHC"),  which is in turn 50% owned by Joseph E.  Bernstein  and 50% owned by Ralph J.  Bernstein.  The  address  of
ATPLPLP,  NYLLP,  NYLDC and NYHC is c/o Americas  Tower  Partners,  77 East 77th
Street, New York, NY 10021.

     Joseph E. Bernstein  started his career as a corporate tax attorney on Wall
Street at Cahill Gordon &  Reindel and as an  international  tax attorney at
Rosenman & Colin. He later started his own international tax practice. Since the early 1980s, Mr. J. Bernstein (through ATP) has been involved in the

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 6 of 20 Pages
---------------------                                     ----------------------

development  of three million  square feet of commercial  property in Manhattan, including  Americas  Tower, a 50-story office building on Avenue of the Americas and 46th Street, serving as world headquarters to PriceWaterhouseCoopers  and US
headquarters  to  Israel's  largest  bank,  Bank  Hapoalim.   ATP  is  presently
developing AQUARIA  Entertainment City, a $375 million tourism project in Eilat,
Israel,  and the $100 million Mt. Arbel Resort  &  Residence  Club,  with 36 holes of golf designed by Robert Trent Jones II, overlooking the Sea of Galilee.
Mr. J.  Bernstein  has been a Director of the Issuer  since  August,  2003.  The business  address of Joseph E. Bernstein is 6663 Casa Grande Way,  Delray Beach,
FL 33446.

     Ralph  J.  Bernstein  is a  co-founder  and  general  partner  of  Americas
Partners,  an  investment  and venture  capital firm,  and,  since 1981 has been responsible  for the  acquisition,  renovation,  development  and  financing  of several million square feet of commercial  space.  Mr. R. Bernstein  started his career in  agribusiness  with a large European  multi-national  trading and real estate  development  company,  where he was later responsible for that company's
U.S. real estate activities.  Mr. R. Bernstein also serves as a director for Air
Methods  Corporation,  a publicly  traded  company  that  provides  air  medical emergency  transport  services  and  systems  throughout  the  United  States of
America.  Mr. R. Bernstein has been a Director of the Issuer since August, 2003.
The business  address of Ralph J. Bernstein is c/o Americas Tower  Partners,  77
East 77th Street, New York, NY 10021.

     (i)  Schedule  1 attached  to this  Schedule  13D  contains  the  following information  concerning  the directors  and  executive  officers of each of ATP,
ATLPLP,  NYLLP,  NYLDC and NYHC: (i) name;  (ii)  citizenship;  (iii)  principal business  occupation  or  employment  and  (iv) the home  address  or the  name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

     During the last five years, except as reported below, none of the Reporting
Persons or, to the best of their knowledge,  any of their  respective  executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors);  or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceedings  was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject to,  Federal or State  securities  laws or finding any  violations  with respect to such laws.

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 7 of 20 Pages
---------------------                                     ----------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ATP   acquired   6,599,294   shares  of  Common  Stock  of  the  Issuer  as
consideration for its contribution of interests in Monticello Casino Management,
LLC ("MCM"), Mohawk Management, LLC ("MM"), Monticello Raceway Management,  Inc.
("MRMI") and Monticello Raceway Development Company, LLC ("MRD") pursuant to the
Amended  and  Restated  Securities   Contribution   Agreement  (the  "Securities
Contribution  Agreement"),  dated as of  December  12,  2003,  by and  among the
Issuer, Alpha Monticello, Inc., Catskill Development,  L.L.C. ("Catskill"), ATP,
Monticello  Realty  L.L.C.,  Watertone  Holdings,  LP,  New  York  Gaming,  LLC,
Fox-Hollow Lane, LLC, Shamrock Strategies,  Inc., Clifford A. Ehrlich, BKB, LLC,
Robert A. Berman, Philip B. Berman, Scott A. Kaniewski, Kaniewski Family Limited
Partnership and KFP Trust.

ITEM 4. PURPOSE OF THE TRANSACTION

     Pursuant to the  Securities  Contribution  Agreement,  ATP,  among  others, transferred  ownership  interests  in MCM,  MM,  MRMI and MRD to the  Issuer  in exchange for shares of the Issuer's Common Stock listed hereon.

     Collectively,  the  Issuer,  MCM,  MM,  MRMI  and  MRD  owned  all  of  the development  and  management  rights  with  respect  to 229  acres  of  land  in
Monticello,  New York owned by Catskill. In order to improve the existing gaming facilities,  to install video lottery terminals and/or develop a Native American casino on this land,  these entities will need to raise a significant  amount of financing  from outside  investors.  The Issuer and the members of both Catskill and MRD believe that after  combining the  operations  and assets of the Issuer,
MCM,  MM,  MRMI  and MRD  into an  integrated  public  company  structure,  such structure  will  better  align the  interests  of the various  parties,  improve management  decision making,  improve  administrative  efficiency and facilitate raising  the  necessary  financing  and the  ability  to  enter  into  strategic relationships  with  other  companies.  The  result of this  consolidation  is a publicly traded company owning all of the development and management  rights for
229 acres of land in Monticello,  New York compared with a group of interrelated private  companies  with  separate  rights  over this land.  As a result of this consolidation, the Issuer directly owns an operating business, providing it with direct access to revenue streams as opposed to relying on dividend  payments and
distributions  from  its  minority  owned  subsidiaries,   which  interests  are
subordinate to certain priority obligations to other parties.

     The Reporting  Persons have no present  plans or proposals  with respect to the matters set forth in Item 4 of Schedule 13D,  other than in connection  with
Joseph E.  Bernstein  and Ralph J.  Bernstein's  activities  as Directors of the
Issuer.  The Reporting Persons may from time to time,  depending on economic and market  conditions  and other  factors,  consider  one or more of such  matters, including,  without limitation,  acquiring  additional shares of Common Stock of the Issuer,  disposing of shares of Common Stock of the Issuer or causing ATP to distribute its shares of Common Stock of the Issuer to its partners,  subject to applicable law.

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 8 of 20 Pages
---------------------                                     ----------------------

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

          (a) ATP is the record owner of 6,599,294 shares of Common Stock of the
Issuer, which represents 30.12% of the outstanding shares of Common Stock of the
Issuer (based on 21,912,868  outstanding  shares of the Issuer's Common Stock as reported to the Reporting Persons by the Issuer).

     Each of Joseph E. Bernstein and Ralph J. Bernstein, as a general partner of
ATP,  may be deemed to be the  beneficial  owner of all of the  shares of Common
Stock of the Issuer  held by ATP. In  addition,  i) Joseph E.  Bernstein  is the nominee,  with sole voting and dispositive  power over,  98,500 shares of Common
Stock of the  Issuer  held on behalf of J.B.  Trust and holds  options  that are currently  exercisable into 15,000 shares of Common Stock of the Issuer, and ii)
Ralph J.  Bernstein  holds  options that are currently  exercisable  into 15,000 shares of Common Stock of the Issuer.  As a result of the  foregoing,  Joseph E.
Bernstein may be deemed the  beneficial  owner of 30.63% and Ralph J.  Bernstein the beneficial owner of 30.18% of the outstanding  shares of Common Stock of the
Issuer.

          The Reporting  Persons may be deemed to be a group,  but disclaim such group status.

          (b) ATP holds 6,599,294  shares of Common Stock of the Issuer.  NYLDC,
NYLLP and ATLPLP are the general  partners of ATP. NYLDC is indirectly  owned by
Joseph E.  Bernstein and Ralph J.  Bernstein.  Joseph E.  Bernstein and Ralph J.
Bernstein  are the sole general  partners of NYLLP and NYLLP is the sole general partner of ATLPLP.  As a result,  each of the Reporting Persons has shared power to vote  and  shared  power to  dispose  or to  direct  the  disposition  of all
6,599,294 shares of Common Stock of the Issuer held by ATP.

          Joseph E. Bernstein has sole power to vote and to dispose or to direct the  disposition  of 113,500  shares of Common Stock of the Issuer  beneficially owned by him and J.B. Trust. Joseph E. Bernstein disclaims  beneficial ownership of the 98,500 shares held by him as nominee on behalf of J.B. Trust.

          Ralph J.  Bernstein has sole power to vote and to dispose or to direct the  disposition  of 15,000 shares of Common Stock of the Issuer  represented by currently exercisable options held by him directly.

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 9 of 20 Pages
---------------------                                     ----------------------

     (c)  Except as  described  elsewhere  in this  Schedule  13D,  neither  the
Reporting  Persons nor, to the best knowledge of each Reporting  Person,  any of the Persons named on Schedule 1 to this Schedule 13D, has effected a transaction in  shares  of  Common  Stock of the  Issuer  during  the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     The  responses  to  Items  4 and 5 and  Exhibits  1,  2,  3, 4, & 5 of this
Schedule 13D are herein incorporated by reference.  See Item 4 for a description of the Securities  Contribution  Agreement entered into by the Reporting Persons and the Issuer,  among others, with respect to the shares of Common Stock of the
Issuer beneficially owned by the Reporting Persons. The Securities  Contribution
Agreement,  which  has been  filed as an  exhibit  to the Form S-4  Registration
Statement of the Issuer filed on December 12, 2003, is incorporated by reference herein.

     The 1998 Stock  Option Plan of Alpha  Hospitality  Corporation  (the former name of the Issuer), under which Joseph E. Bernstein and Ralph J. Bernstein were each granted  options to acquire  shares of Common Stock of the Issuer,  governs the manner in which such option grants may be  exercised.  The Stock Option Plan is incorporated by reference herein.

     Under the terms of an  Irrevocable  General Power of Attorney,  dated March
10,  1999,  executed  by the  Trustee  of the J.B.  Trust in favor of  Joseph E.
Bernstein,  Mr. J.  Bernstein  may act on behalf  of J.B.  Trust in all  matters relating to the  acquisition,  transfer or  financing  of J.B.  Trust's  assets, including  the 98,500  shares of Common  Stock of the Issuer  held as nominee on behalf of J.B. Trust. The Power of Attorney is incorporated by reference herein.

     Under the terms of an oral  agreement  made in Feburary  1999, by and among
Joseph E.  Bernstein,  Ralph J. Bernstein,  Morad Tahbaz and Philip Carter,  the
parties  to  the  agreement  agreed  that  the  beneficial interest  in  certain properties,  which were  recently  exchanged for ATP's shares of Common Stock of the Issuer in connection with the closing of the  transactions  contemplated in the Securities Contribution Agreement would be

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 10 of 20 Pages
---------------------                                     ----------------------

beneficially held, through their respective  interests in ATP, such that each of
Joseph E. Bernstein and Ralph J. Bernstein  would have a 35% economic  interest,
Morad Tahbaz would have a 20% economic  interest and Philip  Carter would have a
10% economic  interest in such  properties and hence,  as a result of the recent exchange of such properties, in the shares of Common Stock of the Issuer. As the sole general partners of NYLLP and the sole owners of NYHC,  Joseph E. Bernstein and Ralph J.  Bernstein  retain  the  shared  power to vote all of the shares of
Common Stock of the Issuer issued to ATP in  connection  with the closing of the transactions  contemplated in the Securities  Contribution  Agreement.  The oral agreement is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (1) Amended and Restated  Securities  Contribution  Agreement,  dated as of
December 12, 2003, by and among the Issuer,  Alpha Monticello,  Inc.,  Catskill,
ATP,  Monticello Realty L.L.C.,  Watertone  Holdings,  LP, New York Gaming, LLC,
Fox-Hollow Lane, LLC, Shamrock Strategies,  Inc., Clifford A. Ehrlich, BKB, LLC,
Robert A. Berman, Philip B. Berman, Scott A. Kaniewski, Kaniewski Family Limited
Partnership and KFP Trust  (incorporated by reference to Exhibit 2.1 to the Form
S-4 Registration Statement of the Issuer filed on December 12, 2003).

     (2) 1998 Stock Option Plan  (incorporated  by  reference,  filed with Proxy
Statement  pursuant to Section 14(a) of the Securities  Exchange Act of 1934, as
amended, filed with the Commission on August 25, 1999).

     (3) Irrevocable  General Power of Attorney,  dated March 10, 1999, executed by the  Trustee  of the  J.B.  Trust  in favor of  Joseph  E.  Bernstein.

     (4) Agreement of Joint Filing

     SIGNATURE

     After due inquiry and to the best of its knowledge and belief,  each of the undersigned  certifies  that the  information  set forth in this Schedule 13D is true, complete and correct. Dated: January 22, 2004

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 11 of 20 Pages
---------------------                                     ----------------------

                                      AMERICAS TOWER PARTNERS

                                      AMERICAS TOWER LIMITED PARTNERS LIMITED
                                      PARTNERSHIP

                                      By: NYL DEVELOPMENT
                                          CORPORATION, a general partner

                                          By:      /s/ Joseph E. Bernstein
                                              ----------------------------------
                                          Name:  Joseph E. Bernstein
                                          Title: President

                                      By:   NYL LIMITED PARTNERS LIMITED
                                            PARTNERSHIP, a general partner

                                          By:      /s/ Joseph E. Bernstein
                                              ----------------------------------
                                          Name:  Joseph E. Bernstein
                                          Title: a general and limited partner

                                          By:      /s/ Ralph J. Bernstein
                                              ----------------------------------
                                          Name:  Ralph J. Bernstein
                                          Title: a general and limited partner

                                      NYL DEVELOPMENT CORPORATION

                                      By:        /s/ Joseph E. Bernstein
                                          --------------------------------------
                                      Name:  Joseph E. Bernstein
                                      Title: President

                                      NYL LIMITED PARTNERS LIMITED PARTNERSHIP

                                      By:       /s/ Joseph E. Bernstein
                                          --------------------------------------
                                      Name:  Joseph E. Bernstein
                                      Title: a general and limited partner

                                      By:     /s/ Ralph J. Bernstein
                                          --------------------------------------
                                      Name:  Ralph J. Bernstein
                                      Title: a general and limited partner

                                      /s/ Joseph E. Bernstein
                                      ------------------------------------------
                                      Joseph E. Bernstein

                                      /s/ Ralph J. Bernstein
                                      ------------------------------------------
                                      RALPH J. BERNSTEIN

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 12 of 20 Pages
---------------------                                     ----------------------

                                                        SCHEDULE 1

                                             Directors and Executive Officers
                                                           of
                                                  Americas Tower Partners

NAME                    POSITION WITH ATP    CITIZENSHIP    PRINCIPAL OCCUPATION     ADDRESS OF PRINCIPAL BUSINESS OCCUPATION

Joseph E. Bernstein     Managing Director    USA            Real estate developer    6663 Casa Grande Way, Delray Beach, FL
                                                                                     33446
Ralph J. Bernstein      Managing Director    USA            Real estate developer    77 East 77th Street, New York NY 10021
Morad Tahbaz            Managing Director    USA            Real estate developer    c/o Monticello Raceway, Route 17B,
                                                                                     Monticello, NY 12701
Matthew C. Schwartz     Vice President       USA            Administrator            77 East 77th Street, New York NY 10021

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 13 of 20 Pages
---------------------                                     ----------------------

                        Directors and Executive Officers
                                       of
               Americas Tower Limited Partners Limited Partnership

NAME                   POSITION WITH ATP    CITIZENSHIP    PRINCIPAL OCCUPATION    ADDRESS OF PRINCIPAL BUSINESS OCCUPATION

Joseph E. Bernstein    Managing Director    USA            Real estate developer   6663 Casa Grande Way, Delray Beach, FL
                                                                                   33446
Ralph J. Bernstein     Managing Director    USA            Real estate developer   77 East 77th Street, New York NY 10021

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 14 of 20 Pages
---------------------                                     ----------------------

                        Directors and Executive Officers
                                       of
                    NYL Limited Partners Limited Partnership

NAME                   POSITION WITH ATP    CITIZENSHIP   PRINCIPAL OCCUPATION    ADDRESS OF PRINCIPAL BUSINESS OCCUPATION

Joseph E. Bernstein    Managing Director    USA           Real estate developer   6663 Casa Grande Way, Delray Beach, FL
                                                                                  33446
Ralph J. Bernstein     Managing Director    USA           Real estate developer   77 East 77th Street, New York NY 10021

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 15 of 20 Pages
---------------------                                     ----------------------

                        Directors and Executive Officers
                                       of
                           NYL Development Corporation

NAME                  POSITION WITH ATP         CITIZENSHIP  PRINCIPAL OCCUPATION    ADDRESS OF PRINCIPAL BUSINESS OCCUPATION

Joseph E. Bernstein   Co-President, Treasurer   USA          Real estate developer   6663 Casa Grande Way, Delray Beach, FL
                                                                                     33446
Ralph J. Bernstein    Co-President, Secretary   USA          Real estate developer   77 East 77th Street, New York NY 10021

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 16 of 20 Pages
---------------------                                     ----------------------

                        Directors and Executive Officers
                                       of
                       The New York Holding Company, Inc.

NAME                  POSITION WITH ATP         CITIZENSHIP  PRINCIPAL OCCUPATION   ADDRESS OF PRINCIPAL BUSINESS OCCUPATION

Joseph E. Bernstein   Co-President, Treasurer   USA          Real estate developer  6663 Casa Grande Way, Delray Beach, FL
                                                                                    33446
Ralph J. Bernstein    Co-President, Secretary   USA          Real estate developer  77 East 77th Street, New York NY 10021

---------------------                                     ----------------------
CUSIP No. 292052 10 7                 13D                   Page 17 of 20 Pages
---------------------                                     ----------------------

                                  Exhibit Index

Exhibit Number          Title

1.                      *   Amended   and   Restated   Securities   Contribution
                        Agreement,  dated as of December 12, 2003,  by and among
                        the  Issuer,  Alpha  Monticello,  Inc.,  Catskill,  ATP,
                        Monticello Realty L.L.C.,  Watertone  Holdings,  LP, New
                        York  Gaming,   LLC,   Fox-Hollow  Lane,  LLC,  Shamrock
                        Strategies,  Inc., Clifford A. Ehrlich, BKB, LLC, Robert
                        A.  Berman,   Philip  B.  Berman,  Scott  A.  Kaniewski,
                        Kaniewski Family Limited Partnership and KFP Trust.

2.                      * 1998 Stock  Option Plan  (Incorporated  by  reference,
                        filed with Proxy Statement  pursuant to Section 14(a) of
                        the Securities  Exchange Act of 1934, as amended,  filed
                        with the Commission on August 25, 1999.)

3.                      Irrevocable  General Power of Attorney,  dated March 10,
                        1999, executed by the Trustee of the J.B. Trust in favor
                        of Joseph E. Bernstein.

4.                      Agreement of Joint Filing.

* Previously filed

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CUSIP No. 292052 10 7                 13D                   Page 18 of 20 Pages
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                                    EXHIBIT 3

                      IRREVOCABLE GENERAL POWER OF ATTORNEY

          Know All Men by these  Presents,  which are intended to  constitute an
IRREVOCABLE GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New
York General Obligations Law:

          That I, Olga H. Bernstein,  Trustee of the JB Trust dated December 19,
1991,  residing at 6 Stream Court, Kings Point, New York 11024 do hereby appoint
Joseph E. Bernstein, residing at 1045 Fifth Avenue, New York, New York 10028, my attorney-in-fact  to act in my name,  place and stead, in any way which I myself could do, if I were personally present,  with respect to all matters relating to the JB Trust and the acquisition, transfer or financing of its assets.

          This  power  of  attorney  shall  not be  affected  by the  subsequent disability or incompetence of the principal.

          To induce any third party to act  hereunder,  I hereby  agree that any third party  receiving a duly executed copy or facsimile of this  instrument may act hereunder,  and that no attempted  revocation or termination hereof shall be effective  unless  actual  revocation  shall  have  been  ordered  by a court of competent  jurisdiction,  and I for  myself and for my heirs,  executors,  legal representatives  and assigns,  hereby agree to indemnify  and hold  harmless any such third party from and against any and all claims that may arise against such third party by reason of such third party  having  relied on the  provisions  of this instrument.

          In Witness Whereof, I have hereunto signed my name and affixed my seal this 10th day of March, 1999

                                               /s/ Olga H. Bernstein
                                               ---------------------------------
                                               Olga H. Bernstein

STATE OF New York COUNTY OF New York ss.:

          On the 10th day of  March,  1999  before  me  personally  came OLGA H.
BERNSTEIN to me known,  and known to me to be the  individual  described in, and who executed the forgoing instrument, and she acknowledge t me that she executed the same.

                                               /s/ Notary
                                               ---------------------------------
                                               Notary Public

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CUSIP No. 292052 10 7                 13D                   Page 19 of 20 Pages
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                                    EXHIBIT 4

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k)  promulgated under the Securities Exchange
Act of 1934, as amended,  the undersigned  hereby agree to the joint filing with all  other  Reporting  Persons  (as such term is  defined  in the  Schedule  13D referred  to below) on behalf of each of them of a  statement  on  Schedule  13D
(including  amendments thereto) with respect to the common stock, par value $.01 per  share,  of Empire  Resorts,  Inc.,  a Delaware  corporation,  and that this
Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of  counterparts,  all of which taken  together  shall constitute one and the same  instrument.  IN WITNESS  WHEREOF,  the  undersigned hereby execute this Agreement as of the 22nd day of January 2004.

                                      AMERICAS TOWER PARTNERS

                                        AMERICAS TOWER LIMITED PARTNERS LIMITED
                                        PARTNERSHIP

                                        By: NYL DEVELOPMENT
                                            CORPORATION, a general partner

                                            By:      /s/ Joseph E. Bernstein
                                                --------------------------------
                                            Name:  Joseph E. Bernstein
                                            Title: President

                                            By: NYL LIMITED PARTNERS LIMITED
                                                PARTNERSHIP, a general partner

                                            By:      /s/ Joseph E. Bernstein
                                                --------------------------------
                                            Name:  Joseph E. Bernstein
                                            Title: a general and limited partner

                                            By:      /s/ Ralph J. Bernstein
                                                --------------------------------
                                            Name:  Ralph J. Bernstein
                                            Title: a general and limited partner

                                        NYL DEVELOPMENT CORPORATION

                                        By:       /s/ Joseph E. Bernstein
                                           -------------------------------------
                                        Name:  Joseph E. Bernstein
                                        Title: President

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CUSIP No. 292052 10 7                 13D                   Page 20 of 20 Pages
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                                        NYL LIMITED PARTNERS LIMITED PARTNERSHIP

                                        By:      /s/ Joseph E. Bernstein
                                           -------------------------------------
                                        Name:  Joseph E. Bernstein
                                        Title:    a general and limited partner

                                        By:     /s/ Ralph J. Bernstein
                                           -------------------------------------
                                        Name:  Ralph J. Bernstein
                                        Title: a general and limited partner

                                        /s/ Joseph E. Bernstein
                                        ----------------------------------------
                                            Joseph E. Bernstein

                                        /s/ Ralph J. Bernstein
                                        ----------------------------------------
                                            RALPH J. BERNSTEIN